UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On November 3, 2023, SaverOne 2014 Ltd. (the “Company”) filed a Current Report on Form 6-K announcing that it will hold a Special General Meeting of Shareholders (the “Meeting”) on Thursday, November 30, 2023 at 3:00 p.m. (Israel time) at the Company’s offices in Petah Tikva, Israel (the “Original Report”). This Amendment No. 1 on Form 6-K/A (the “Amendment”) is being furnished to replace Exhibits 99.1 (the “Original Notice and Proxy Statement”), 99.2 (the “Original Proxy Card”) and 99.3 (the “Original VIF Card” and together with the Original Notice and Proxy Statement and the Original Proxy Card, the “Original Proxy Materials”) of the Original Report, to amend and restate the Original Notice and Proxy Statement, the Original Proxy Card and the Original VIF Card solely to correct a scrivener’s error to disclose that the proposal to increase the Company’s authorized share capital shall be equal to NIS 10,000,000 divided in 1,000,000,000 ordinary shares, par value NIS 0.01 each, not NIS 1,000,000 divided in 1,000,000,000 ordinary shares, par value NIS 0.01 each, as set forth in the Original Proxy Materials. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed.

In connection with the Meeting, the Company furnishes the following documents:

1.

A copy of the Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, originally dated November 3, 2023, as amended on the date hereof, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, as amended on the date hereof, attached hereto as Exhibit 99.2; and

3.

A form of Voting Instruction Card whereby holders of American Depositary Shares of the Company may vote at the meeting without attending in person, as amended on the date hereof, attached hereto as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.
99.1	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders originally dated November 3, 2023, as amended on the date hereof.

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Special General Meeting of Shareholders, as amended on the date hereof.

99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Special General Meeting of Shareholders, as amended on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: November 6, 2023	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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